Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
March 31, 2002	March 31, 2001

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$2,146	$ 3,868	$ 6,014	$2,194	$4,019	$6,213
Undistributed earnings	3,577	6,205	9,782	263	467	730

Net Income	$5,723	$10,073	$15,796	$2,457	$4,486	$6,943

Average Basic Shares Outstanding	13,912	24,134	38,046	14,152	25,117	39,269

Basic Earnings Per Share	$0.41	$0.42		$0.17	$0.18

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$2,146	$ 3,877	$ 6,023	$2,194	$4,026	$6,220
Undistributed earnings	3,568	6,205	9,773	260	463	723

Net Income	$5,714	$10,082	$15,796	$2,454	$4,489	$6,943

Average Diluted Shares Outstanding	13,912	24,192	38,104	14,152	25,162	39,314

Diluted Earnings Per Share	$0.41	$0.42		$0.17	$0.18

Included in the diluted earnings per share computation are 58,000 and 45,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended March 31, 2002 and 2001, respectively. Also included in the diluted earnings per share computation are $9,000 and $7,000 of Class B assumed dividends payable on those dilutive shares for the three months ended March 31, 2002 and 2001, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. Antidilutive stock options amounting to 1,904,000 out of 3,036,000 average shares outstanding were excluded from the dilutive calculation for the current year period and 2,116,000 out of 2,380,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.

(Unaudited)	(Unaudited)
Nine Months Ended	Nine Months Ended
March 31, 2002	March 31, 2001

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$6,499	$11,549	$18,048	$ 6,581	$12,056	$18,637
Undistributed earnings	3,380	5,804	9,184	4,153	7,368	11,521

Net Income	$9,879	$17,353	$27,232	$10,734	$19,424	$30,158

Average Basic Shares Outstanding	14,002	24,040	38,042	14,154	25,112	39,266

Basic Earnings Per Share	$0.71	$0.72		$0.76	$0.77

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$6,499	$11,562	$18,061	$ 6,581	$12,088	$18,669
Undistributed earnings	3,373	5,798	9,171	4,134	7,355	11,489

Net Income	$9,872	$17,360	$27,232	$10,715	$19,443	$30,158

Average Diluted Shares Outstanding	14,002	24,068	38,070	14,154	25,179	39,333

Diluted Earnings Per Share	$0.71	$0.72		$0.76	$0.77

Included in the diluted earnings per share computation are 28,000 and 67,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the nine months ended March 31, 2002 and 2001, respectively. Also included in the diluted earnings per share computation are $13,000 and $32,000 of Class B assumed dividends payable on those dilutive shares for the nine months ended March 31, 2002 and 2001, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. Antidilutive stock options amounting to 2,790,000 out of 2,833,000 average shares outstanding were excluded from the dilutive calculation for the current year period and 1,950,000 out of 2,292,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.